

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Michael Goode
Chief Executive Officer
Specialty Contractors, Inc.
1541 E. Interstate 30, Suite 140
Rockwall, Texas 75087

> **Re: Specialty Contractors, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Amendment No. 2 to Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
> **Filed February 4, 2014**
> **File No. 333-166057**

Dear Mr. Goode:

We have reviewed your filings and response letter and have the following comments.

Amendment No. 3 to Form 8-K filed February 4, 2014

1. Please reconcile your supplemental response to comment 9 from our letter dated September 17, 2013 with the disclosure on page 3 of your 8-K/A.

2. We reissue comment 10 from our letter dated September 17, 2013.

3. We note your response to comment 15 from our letter dated September 17, 2013. However, you continue to disclose on page 2 of the 8-K/A that "the only consideration that changed hands was the $30,000, the assets and the shares of our common stock." Please remove "the $30,000" from the disclosure or tell us why you are not required to do so.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012

4. We note that your Form 10-K/A filed on February 4, 2014 is dated June 19, 2013. Please amend your Form 10-K to include a current date in the signature section.

5. We have reviewed your response to comment 21 from our letter dated September 17, 2013. Please ensure that the individual who signs the certification is the same individual who is referred to in the beginning of the certification. Currently, the beginning of this certification refers to Michael Goode but is signed by Charlie Smith. As such, please

amend your Form 10-K/A to present Section 302 certifications as Exhibit 31 in accordance with Item 601 of Regulation S-K. Ensure the certifications refer to and are signed by the appropriate individuals and are currently dated.

Form 10-Q for the Quarter Ended September 30, 2013

6. We note that you checked the box on the front cover page that you are a shell company. Please check the "no" box in your amended Form 10-Q to indicate that you are not a shell company.

Consolidated Balance Sheets, page 3

7. You currently present balance sheets as of September 30, 2013 and February 28, 2013. Given your disclosure on page 6 that you operate on a calendar year-end, please amend your Form 10-Q to present balance sheets as of September 30, 2013 and December 31, 2012. Refer to Rule 8-03 of Regulation S-X.

Exhibit 32 - Certifications

8. It isn't clear why the Section 906 certifications included in your September 30, 2013 Form 10-Q filed on November 18, 2013 are dated August 15, 2013. Please revise in an amended Form 10-Q.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Kevin Stertzel, Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

Cc: Via E-mail
        Charles Smith